UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Oak Street Health, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67181A107

(CUSIP Number)

May 2, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67181A107	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons Newlight Harbour Point SPV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 67181A107	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons Newlight Partners LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 67181A107	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons Newlight GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 67181A107	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons Ravi Yadav
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67181A107	13G	Page 6 of 10 Pages

1.	Names of Reporting Persons David Wassong
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67181A107	13G	Page 7 of 10 Pages

Explanatory Note	This Amendment No. 3 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on February 12, 2021 by the Reporting Persons. On May 2, 2023, pursuant to the Agreement and Plan of Merger dated February 7, 2023, by and among Oak Street Health, Inc., a Delaware corporation (the “Issuer”), CVS Pharmacy, Inc. (“Parent”), a Rhode Island corporation and wholly owned direct subsidiary of CVS Health Corporation (“CVS Health”), Halo Merger Sub Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub”), and, for the limited purposes set forth therein, CVS Health, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company. As a result of the Merger, at the effective time of the Merger, each share of Common Stock of the Issuer that is issued and outstanding as of immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $39.00 per share in cash, without interest. As a result, this Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1(a).	Name of Issuer:

Oak Street Health, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

30 W. Monroe Street, Suite 1200 Chicago, Illinois 60603

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

1. Newlight Harbour Point SPV LLC (“Newlight Harbour Point SPV”)

2. Newlight GP LLC (“Newlight Partners”)

3. Newlight Partners LP (“Newlight GP”)

4. Ravi Yadav

5. David Wassong

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is as follows: c/o Newlight Partners LP 320 Park Avenue New York, NY 10022-4608

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

67181A107

CUSIP No. 67181A107	13G	Page 8 of 10 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2023

Newlight Harbour Point SPV LLC

By:	/s/ David Taylor
Name: David Taylor
Title: Attorney-in-Fact

Newlight Partners LP

By: Newlight GP LLC, its general partner

By:	/s/ David Taylor
Name: David Taylor
Title: Attorney-in-Fact

Newlight GP LLC

By:	/s/ David Taylor
Name: David Taylor
Title: Attorney-in-Fact

Ravi Yadav

By:	/s/ David Taylor
Name: David Taylor
Title: Attorney-in-Fact

David Wassong

By:	/s/ David Taylor
Name: David Taylor
Title: Attorney-in-Fact

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 11, 2022, by and among Newlight Harbour Point SPV LLC, Newlight Partners LP, Newlight GP LLC, Ravi Yadav and David Wassong (incorporated by reference to Exhibit A to that certain Schedule 13G/A filed on February 11, 2022 by the Reporting Persons with the Securities and Exchange Commission).